Exhibit 4.6
FIFTH AMENDMENT
TO THE
RANGE RESOURCES CORPORATION
2005 EQUITY-BASED COMPENSATION PLAN
     This Fifth Amendment to the Range Resources Corporation 2005 Equity-Based Compensation Plan (the “Plan”) is effective as provided herein and is made by Range Resources Corporation, a Delaware corporation (the “Company”):
     WHEREAS, the Company has established the Plan in order to attract able persons to serve as directors or to enter the employ of the Company and its affiliates, and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company rest, and whose present and potential contributions to the welfare of the Company and its affiliates are of importance, can acquire and maintain stock ownership thereby strengthening their concern for the welfare of the Company and its affiliates and, further, to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its affiliates;
     WHEREAS, the Company desires to increase in the aggregate the number of shares of stock that may be used in connection with awards under the Plan by making available under the Plan the remaining 569,303 shares that have previously been approved by stockholders of Stroud Energy, Inc. for awards under the Stroud Energy, Inc. 2005 Stock Incentive Plan (the “Stroud Shares”);
     WHEREAS, the Stroud Shares will only be used in connection with awards granted to former employees of Stroud Energy, Inc. or to individuals who became employees, officers, directors or service providers of the Company or a subsidiary after June 19, 2006; and
     WHEREAS, this Fifth Amendment is not subject to stockholder approval.
     NOW, THEREFORE, the Plan is amended as provided herein, effective as of May 23, 2007, and, except as provided below, the Plan shall continue to read in its current state:
     Section 4(a) of the Plan will be amended to read in its entirety as follows:
     4. Stock Subject to Plan.
(a) Overall Number of Shares Available for Delivery. Subject to adjustment in a manner consistent with any adjustment made pursuant to Section 9, the total number of shares of Stock reserved and available for delivery in connection with Awards under this Plan shall not exceed the total of (i) 3,025,000 shares (the “162(m) Covered Shares”), plus (ii) 13,875,000 shares of Stock, less (iii) the number of shares of Stock issued under the Range Resources Corporation 1999 Stock Option Plan (the “1999 Plan”) prior to the Effective Date and the number of shares of Stock issuable pursuant to awards outstanding under the 1999 Plan as of the Effective Date, plus (iv) the number of shares that become available for delivery under the 1999 Plan after the Effective Date with respect to awards that lapse or are terminated and with respect to which shares are not issued, plus (v) the 569,303 shares of Stock available for delivery under the Stroud Energy, Inc. 2005 Stock Incentive Plan (the “Stroud Shares”); provided, however, that Stroud Shares shall only be utilized with respect to Awards granted to an Eligible Person who either (A) is a former employee of Stroud Energy, Inc. or one of its affiliates, or (B) first became an officer or employee of (or otherwise began providing services to) the Company or any Subsidiary or first became a director of the Company after June 19, 2006.
          IN WITNESS WHEREOF, a duly authorized officer of the Company has executed this Fifth Amendment as set forth below.

RANGE RESOURCES CORPORATION

By:	/s/ Rodney L. Waller

Name:	Rodney L. Waller

Title:	Senior Vice President